ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 1, 2013	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry Greene

Re:	Blackstone Alternative Alpha Fund (File No. 005-86990) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s responses to comments on the Fund’s recent tender offer filings, which were provided telephonically to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Fund, by Mr. Greene on January 8, 2013. The comments, together with the Fund’s responses, are set forth below.

1.	Please explain why the offer does not need to be open until midnight on January 22, 2013 in light of the requirements of rules 13e-4(a)(3) and 13e-4(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)?

Response: Rule 13e-4(f)(1)(i) requires that the Fund’s tender offer “remain open until the expiration of … [a]t least twenty business days from its commencement … .” According to rule 13e-4(a)(4), the term commencement “means 12:01 a.m. on the date the issuer … first published, sent or [gave] the means to tender to security holders.” The relevant counting rule is set forth in rule 13e-4(a)(3), which provides that “[i]n computing any time period under this Rule or Schedule TO, the date of the event that begins the running of such time period shall be included … .” Thus, the first business day of the relevant 20 business day period begins at 12:01 a.m. on the date of commencement (regardless of the time of day the Fund first published, sent or gave the means to tender to security holders).

The above plain reading of the rules is supported by Securities and Exchange Commission statements in release 34-16384 (November 29, 1979), in which the Commission adopted amendments to rules 14e-1(a), 14d-2(a) and 14d-1(g)(3) under the Exchange Act regarding third party tender offers, which parallel, respectively, rules 13e-4(f)(1)(i), 13e-4(a)(4) and 13e-4(a)(3) applicable to issuer tender offers. In that release, the Commission stated “Rule 14d-2(a) has been revised to clarify that a tender offer

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which is disseminated by a combination of methods commences on the date that the first method is used. It has also been revised to specify that the tender offer commences on 12:01 a.m. on that date. Accordingly, the date of commencement will be included as a full day in computing any applicable time periods.” (emphasis added) The Commission subsequently adopted, in release 34-22788 (January 14, 1986), conforming revisions to the issuer tender offer rules.

The Fund first sent means to tender to shareholders on December 20, 2012. Consistent with the rules described above, December 20, 2012 was the first business day of the tender offer period. Accounting for federal holidays on December 25, 2012 and January 1, 2013, the Fund believes that the 20th business day of the offer expires at midnight on January 18, 2013 making January 22, 2013 the 21st business day (accounting for the federal holiday on January 21, 2013). (Rule 13e-4(a)(3) provides that a “business day means any day, other than Saturday, Sunday, or a Federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time.”) When the Fund’s tender offer expires at 5:00 p.m. on January 22, 2013, the requirement of rule 13e-4(f)(1)(i) will have been satisfied, because the offer will have been open for more than 20 business days.

2.	In item 5 of the offer to purchase, consider defining what constitutes proper form for purposes of withdrawing tendered shares.

Response: The Fund believes that the disclosure in item 5 of the Fund’s offer to purchase is consistent with industry practice.

3.	Please confirm that current armed conflicts in which the U.S. is involved in Iraq and Afghanistan, without further escalation, will not be used as a basis for cancelling the offer, amending the offer or postponing acceptance of shares tendered.

Response: In relevant part, the Offer to Purchase states: “The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if … there is, in the Trustees’ judgment, any … commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund … .” (emphasis added) The Trustees have not determined that any armed conflict in which the United States is currently engaged is material to the Fund. In the absence of such a finding, the Fund does not anticipate cancelling, amending or postponing the acceptance of tenders due to armed conflicts in which the United States is currently engaged.

4.	If the amendment filed on December 20, 2012 constitutes the imposition of a new fee on shareholders who tender their shares, please confirm that shareholders who have tendered

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their shares between commencement and December 20, 2012 will be notified that any such new fee will apply.

Response: The amendment filed on December 20, 2012 did not constitute the imposition of a new fee. The amendment clarified that the Fund’s early withdrawal fee, which has been described in the Fund’s prospectus since inception and was described elsewhere in the tender offer materials, does not apply to shares issued on April 2, 2012.

* * * * *

On behalf of the Funds, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very Truly Yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann